SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For March 2004

InterContinental Hotels Group PLC
(Registrant’s name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Springett
Name:	C. SPRINGETT
Title:	HEAD OF SECRETARIAT

Date:	30 March 2004

EXHIBIT INDEX

Exhibit Number	Exhibit Description

99.1	Sale of InterContinental Central Park – Release dated 15 March 2004

99.2	Notification of Directors’ Interests in Shares dated 16 March 2004

99.3	Notification of Directors’ Interests in Shares dated 29 March 2004

99.4	Notification of Major Interests in Shares dated 29 March 2004

99.5	Purchase of Own Shares dated 11 March 2004

99.6	Purchase of Own Shares dated 12 March 2004

99.7	Purchase of Own Shares dated 16 March 2004

99.8	Purchase of Own Shares dated 17 March 2004

99.9	Purchase of Own Shares dated 18 March 2004

99.10	Purchase of Own Shares dated 19 March 2004

99.11	Purchase of Own Shares dated 22 March 2004

99.12	Purchase of Own Shares dated 23 March 2004

99.13	Purchase of Own Shares dated 24 March 2004

99.14	Purchase of Own Shares dated 25 March 2004